Inception Mining Inc.

5330 South 900 East

Suite 280

Murray, Utah 84107

December 14, 2016

To the Board of Directors:

As of December 14, 2016, I hereby submit to the Board of Directors of Inception Mining Inc. my resignation as Chief Executive Officer. My decision to resign from this position is not the result of any disagreement with the company.

Sincerely,

/s/ Michael Ahlin
Michael Ahlin